Exhibit 10.14

[GRAPHIC]

January 2, 2003

Jeffrey H. VonDeylen

Dear Jeffrey:

We are pleased to extend to you an offer of employment for the position of Executive Vice President and Chief Financial Officer and Board Member for SAVVIS Communications Corporation (“ SAVVIS”) based in St. Louis, MO and reporting to the Office of the Chairman consisting of John M. Finlayson, President and Chief Operating Officer and Robert McCormick, Chairman and Chief Executive Officer.

Your annual salary is $250,000, payable semi-monthly. You will also be eligible for an annual bonus of up to 100% with 25% of the bonus based on individual MBOs and 75% based on corporate success against EBITDA (exact formula to be decided within 30 days). In addition, SAVVIS will cover the actual cost of your moving expenses (not to exceed $70,000) from your home in Westerville, OH to St. Louis, MO. This relocation amount is fully recoverable if you should leave before January 20, 2004, unless you are terminated for “Good Reason” or if there is a change in control. Your intended start date is January 20, 2003.

We will recommend to the SAVVIS Board of Directors that you will be granted options to purchase 1,000,000 shares of SAVVIS common stock. These options will be granted as follows: 750,000 as a new hire grant and 250,000 after one year of employment. The options will be granted on such terms and conditions and at such price as approved by the Board of Directors; however, the new hire grant price will be the better of the following: the price of January 20, 2003 or the average price from January 2, 2003 through January 17, 2003. Also the grant of 250,000 will vest over 3 years vs. the grant of 750,000, which will vest over 4 years. All granted options would immediately vest upon a change in control of the Company. (Change of control is defined as a company other than WCAS taking ownership of more than 50% of the voting shares of the Company.) Also with change of control (if new owner requests), you will remain for a period of six months in order to receive benefits. You will be given a copy of the SAVVIS Stock Option Plan and Employee Non-Qualified Stock Option Agreement at the time of the award.

Additionally, you shall be entitled to participate in such employee benefit programs as are maintained by the Company. The SAVVIS standard benefit package is outlined in detail in the new employee packet that will be provided to you under separate cover. You will receive four weeks accrued vacation leave annually.

You will receive severance benefits at a level not less than those received by other similarly situated senior executive employees of SAVVIS, subject to the terms and conditions set forth in the Company’s standard executive employment agreement, which we will provide to you once approved by the Board. The severance for any reason other than cause will be one year plus salary plus a pro rated bonus that will not be less than the previous year’s bonus. (Please see attached language).

This letter is not a contract of employment. Employment with SAVVIS Communications is at-will, and either you or SAVVIS Communications may terminate the relationship at any time or for any reason. This offer is conditioned upon a satisfactory completion of reference checks.

On behalf of everyone at SAVVIS Communications Corporation, we are very excited about adding you to our team. I am confident that your contribution to SAVVIS success will be significant. Please acknowledge your acceptance by notifying me of your decision (703-234-8234).

Sincerely,	Accepted
Kristin Zeppelin	___________________________

Kristin Zeppelin	Jeffrey H. VonDeylen
Vice President, Human Resources	/s/ Jeffrey H. VonDeylen

SAVVIS Communications Corporation	Date
I will start work on Jan 20 or Jan 27, 2003

Language from executive contracts currently awaiting Board approval:

1. In the event your employment is terminated without “cause,” or you resign your employment with “Good Reason,” (i) you shall continue to receive your then current base salary for a period of twelve months, payable in installments in accordance with the usual payroll practice of SAVVIS: (ii) you shall receive a lump sum payment equal to the target bonus, such amount being pro rated for the period of January 1 of the year of termination through the date of such termination (Note: If terminated without cause, you will receive severance (1 year salary. 1 year advanced option vesting and any unpaid bonus from the prior year and pro rated bonus for current year as discussed. However bonus portion will be paid when other executives are paid) (iii) you shall receive a lump sum payment equal to that portion of the preceding year’s declared bonus which has not yet been received by you; (iv) you shall continue to receive, for a period of one year from the date of such termination, all of the benefits that you were receiving on the date of your termination; (v) your right to exercise all vested options shall continue for a period of twelve months from the date of such termination unless you are employed whereby you would need to exercise immediately; and (vi) vesting of your options shall accelerate by one year. In the case of the payments due to you under sections(ii) and (iii) above, such payments shall be made to you within thirty days of the date of such termination.

2. You may resign for “Good Reason” if (i) there is a change in your position with SAVVIS which entails materially reduced responsibilities or base pay or (ii) your primary place of employment is relocated from the metropolitan area in which you located at the time of such resignation, provided and only if such change, reduction or relocation is effected by SAVVIS without your prior consent.

3. Your employment with SAVVIS may be terminated with “cause” at any time without notice. For purposes of this agreement, cause is defined as (i) being convicted of a felony or a crime involving moral turpitude whether or not related to your employment or you have entered a plea of nolo contendere (or similar plea) to a charge of such an offense or the substantial weight of credible evidence indicates that you committed such a crime; (ii) using alcohol or any unlawful controlled substance to an extent that it interferes with the performance of your duties; (iii) any act of fraud, misappropriation or personal dishonesty relating to or involving SAVVIS in any way; (iv) violation of any express direction of the board or any supervisor or violation of any rule, regulation, policy or plan established by SAVVIS from time to time regarding the conduct of its employees and/or its business; or (v) you engage in grossly negligent or willful misconduct that you know (or should know) will materially injure the business interests or reputation of SAVVIS. If you are terminated for cause, you will not be entitled to severance pay or benefits or incentive compensation not yet declared and both vested and unvested options shall immediately terminate and be forfeited to the extent not previously exercised.